UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated March 1, 2007
         CDC Software Expands Distribution of its Pivotal CRM Solution in
         Asian Financial Services Markets

1.02     Press release dated March 5, 2007
         CDC Games to Expand Development Partner Program with up to $100
         Million in Funding

1.03     Press release dated March 7, 2007
         CDC Games Studio Partners with Abandon Mobile to Deliver an
         Innovative Cross-Platform Multiplayer Game to Global Markets

1.04     Press release dated March 7, 2007
         CDC Games Invests in Leading Online Games Developer in Australia

1.05     Press release dated March 12, 2007
         CDC Software Announces Expansion of c360 Product Line

1.06     Press release dated March 14, 2007
         CDC Software’s Ross Enterprise Solutions Expanded to Address
         Additional Requirements in Generic Pharmaceuticals

1.07     Press release dated March 16, 2007
         CDC Corporation to Hold Q4 and Year-End 2006 Earnings Call on
         March 29, 2007 at 8:30 AM Eastern

1.08     Press release dated March 20, 2007
         CDC Software Wins Prestigious Awards from Some of China’s Most
         Influential IT Portal Websites

1.09     Press release dated March 21, 2007
         RS Components Implements CDC Software’s Pivotal CRM Application
         in China and Throughout its Asia Pacific Operations

1.10     Press release dated March 23, 2007
         CDC Games Invests in MGame, the Developer of the Blockbuster Hit
         Yulgang in China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: March 23, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated March 1, 2007 -- CDC Software Expands Distribution of its Pivotal CRM Solution in Asian Financial Services Markets
1.02	Press release dated March 5, 2007 -- CDC Games to Expand Development Partner Program with up to $100 Million in Funding
1.03	Press release dated March 7, 2007 -- CDC Games Studio Partners with Abandon Mobile to Deliver an Innovative Cross-Platform Multiplayer Game to Global Markets
1.04	Press release dated March 7, 2007 -- CDC Games Invests in Leading Online Games Developer in Australia
1.05	Press release dated March 12, 2007 -- CDC Software Announces Expansion of c360 Product Line
1.06	Press release dated March 14, 2007 -- CDC Software’s Ross Enterprise Solutions Expanded to Address Additional Requirements in Generic Pharmaceuticals
1.07	Press release dated March 16, 2007 -- CDC Corporation to Hold Q4 and Year-End 2006 Earnings Call on March 29, 2007 at 8:30 AM Eastern
1.08	Press release dated March 20, 2007 -- CDC Software Wins Prestigious Awards from Some of China’s Most Influential IT Portal Websites
1.09	Press release dated March 21, 2007 -- RS Components Implements CDC Software’s Pivotal CRM Application in China and Throughout its Asia Pacific Operations
1.10	Press release dated March 23, 2007 -- CDC Games Invests in MGame, the Developer of the Blockbuster Hit Yulgang in China